Exhibit 21.1

SUBSIDIARIES OF US UNWIRED INC.

At December 31, 2004 US Unwired Inc. had investments in the following affiliates:

	Jurisdiction	Percentage Ownership
Louisiana Unwired LLC	Louisiana	100%

Texas Unwired, a general partnership (through its ownership in Louisiana Unwired LLC)	Louisiana	100%

Georgia PCS Management, LLC (through its ownership in Louisiana Unwired LLC)	Georgia	100%

Georgia PCS Leasing, LLC (through its ownership in Georgia PCS Management, LLC)	Georgia	100%

IWO Holdings, Inc. (through its ownership in Louisiana Unwired LLC)	Delaware	100%

Independent Wireless One Corporation (through its ownership in IWO Holdings, Inc)

Independent Wireless One Leased Realty Corporation (through its ownership in IWO Holdings, Inc)